FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of May, 2006

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRESS RELEASE May 5th, 2006

Press Department 16 rue de la Ville l’Evêque 75008 Paris FRANCE

Combined Annual and Extraordinary General Shareholders’ Meeting:

Approval of all decisions

25% dividend increase, to be paid May 8

On May 5, 2006, the Combined Annual and Extraordinary General Meeting of SUEZ Shareholders, chaired by Gérard Mestrallet, Chairman and C.E.O., met to review the Board of Directors report for fiscal year 2005, as well as the reports of the Chairmen of the four Board Committees (Audit Committee, Compensation Committee, Nominations Committee and Ethics, Environment and Sustainable Development Committee).

The General Meeting approved the financial statements and earnings appropriation for 2005, highlighted by a strong increase in results, with organic growth above the Group’s objectives, large commercial successes, as well as by the success of the buy-out of Electrabel and of the capital increase. These results reflect the pertinence of the Group’s strategic choices and confirm the effectiveness of its business model featuring selective, profitable development based on organic growth in its businesses.

The dividend for fiscal year 2005 was set at EUR 1 per share, an increase of 25% over 2004, for a payout of EUR 1,27 billion. The dividend will be payable from May 8, 2005.

The 16 decisions have been adopted. The merger project of SUEZ and Gaz de France, whose synergies have been revised upward, was also presented during the General Meeting. It will be submitted to shareholders for approval during an Extraordinary General Meeting in December 2006.

The General Meeting was attended more than 2,000 shareholders and was broadcast live on an audio feed via the Group’s Website (www.suez.com), where the broadcast will continue to be available for three months.

SUEZ, an international industrial Group, designs sustainable and innovative solutions for the management of public utility services as a partner of public authorities, businesses and individuals. The Group aims to meet essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the major international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone. The Group employs 157,650 people worldwide and achieved revenues of €41.5 billion in 2005, 89% of which were generated in Europe and in North America.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties that may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are made as of the date of the present release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press Contacts:			Analyst Contacts:
France:	Catherine Guillon:	+33(0)1 4006 6715	Arnaud Erbin:	+33(0)1 4006 6489
	Caroline Lambrinidis:	+33(0)1 4006 6654	Bertrand Haas:	+33(0)1 4006 6609
Belgium:	Guy Dellicour:	+32 2 370 34 05	Eléonore de Larboust:	+33(0)1 4006 1753

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2006	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary